Filed by Zimmer Holdings, Inc.

(Commission File No. 001-16407)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: LVB Acquisition, Inc.

Commission File No. for Registration Statement

on Form S-4 filed by Zimmer Holdings, Inc.: 333-198380

Transcript of the oral presentation by Zimmer Holdings, Inc. at the 33rd Annual J.P. Morgan Healthcare Conference in San Francisco, California on January 13, 2015

Speakers:

David C. Dvorak

Zimmer Holdings, Inc.

President and Chief Executive Officer

Michael J. Weinstein

J.P. Morgan Securities LLC

Michael J. Weinstein

J.P. Morgan Securities LLC

We can get started. Thank you, everybody, for coming out early this morning. It’s my pleasure to introduce our next speaker, the President and Chief Executive Officer of Zimmer, David Dvorak. David is going to give a presentation and then we’ll have a breakout session right down the hall. David?

David C. Dvorak

President, Chief Executive Officer & Director

Thanks, Mike, and I appreciate everyone making the time and appreciate your attention and interest in Zimmer this morning. Zimmer is an innovation leader in the musculoskeletal healthcare marketplace. And this morning, I’m going to talk to you about some of the key strategies that we’ve deployed over the last several years that have created a terrific value proposition for patients, providers, and for healthcare systems around the globe, as well as helped us generate a great return for our stockholders. These strategies will be sustained in the periods forward and are very interrelated and consistent with our plan and announced combination with Biomet, and I’ll spend some time on that important topic this morning as well.

This is our Safe Harbor statement. It points out that today’s discussion will include forward-looking statements, actual results could differ. And you can take a look at our periodic filings with the Securities and Exchange Commission to understand some of the factors that could cause actual results to differ from expectations.

By way of background, let me give you a bit of a broad stroke overview of our company. We are focused exclusively within and diversified also within the musculoskeletal healthcare marketplace. And that focus has served us quite well coupled with our value creation framework in key strategies that I’ll discuss this morning. Our CAGR as it relates to adjusted earnings per share over the last handful of years is 10%. During that same time period, on average, we’ve generated $1.1 billion in operating cash flow, and much of our returns and leadership and performance success is driven by our number one position within the reconstructive marketplace, which is about a $16 billion subset of the overall $45 billion musculoskeletal market.

As I said, the combination with Biomet is not only consistent with our core value creation strategies, but we believe, it puts us in a position to enhance and accelerate the execution of many of those strategies.

So let me lay out a little bit further some of the characteristics of our leadership position within the markets that we serve. We’ve spent a concentrated amount of time in the last several years to accelerate our innovation pipeline and we’ve done that with a lot of success. We have about a 1,000 very well experienced research and development individuals within the company, spent over $200 million in 2013. That number - and I should clarify that any of our performance numbers run through 2013 and we look to report out our Q4 2014 results at the end of this month.

But this concentrated effort on our research and development has allowed us to launch some very important platform technologies. The most important of which in the last few years is Persona, The Personalized Knee System. That’s easy to remember, because you can think of The Ohio State University. Coming off last night’s victory, as a native Clevelander, it was a good evening.

We span the entire anatomical portfolio as it relates to solutions. And we’ve been focused on not only spanning the entire anatomical site, but as well up and down the continuum of care. So we’ve developed early intervention and joint preservation solutions that we’ve successfully commercialized in the marketplace over the last several years. I’ll spend some time on those this morning. But what we want to do is provide, across all anatomical sites and irrespective of where a particular patient might be in the disease state and that progression, the physician with every option that they need to personalize a solution for that patient.

So across knees, hips, extremities, trauma, spine, dental, surgical and biologics, some other adjacencies within the musculoskeletal space, but again, maintaining our focus within that marketplace. We have a strong sales channel, commercialize these products as we push them out of the R&D pipeline in over 100 countries across the globe and there is geographic diversity in our sales as well, you can see that over 40% of our sales are generated outside of the Americas.

Take a little bit closer look at our portfolio. You can see some of the offerings and many of the new innovations that have come out of that pipeline in the last couple – three years. In the lower left-hand corner, our largest franchise knees has benefited by Persona. This is an unprecedented anatomical high-fidelity system that allows the surgeon to personalize in a way that they never could before. It’s premised upon a no-compromise in the fit, feel and function of this system. And we’ve incorporated some of our most important and most cutting-edge technologies.

For instance, Trabecular Metal is incorporated into the Persona system. This is a highly porous technology that enhances bone fixation. It mimics many of the characteristics of natural bone both in its porosity and in its modulus of elasticity, so you get great fixation, vascularization as the implant fixes out. And it also helps the bone around that implant maintain its health because you avoid stress shielding, for instance, with a stiffer implant or cemented implant.

We’ve coupled the launch of the system and the development of the system with intelligent instrumentation that helps the surgeon optimize the implantation alignment as well as the soft tissue balancing of that joint. So you can see some of these technologies such as PSI or patient specific instrumentation in the lower left-hand corner.

Also, you can see our iASSIST technology, that’s the small disposable pod that the hand is holding in the corner. And this technology enhances the surgeon’s capability to ensure that the implantation is aligned with precision and provides intraoperative feedback to the surgeon in that regard. We also have eLIBRA, which helps ensure that the soft tissue balance is optimized and provides intraoperative data and feedback. So that’s a real significant theme within our portfolio are – these intelligent instrumentations that help the surgeon get even better in the quality of the care that they deliver with the implant systems.

And some of those technologies such as Trabecular Metal and then even our bearing surface Vivacit-E are leveraged across the broad portfolio. Vivacit-E, we’ve had terrific success. And this is a cross-linked polyethylene bearing surface that’s infused with vitamin E. Terrific success on the hip side and are now at a point where we have over 90 million cycles tested that would – that we believe would be indicative of potential use in vivo of that system for, say, 40 plus years for a patient and with essentially zero wear in that testing.

So that’s a great story. The longevity of these products are going to make a difference. And again, we’re focused on addressing unmet clinical needs. And we all know that the revisions for these implantations post-primaries can be very expensive and disruptive to the patient, expensive to the system. And so these are the types of innovations that we think are going to be difference makers in the future.

So those Trabecular Metal and Vivacit-E technologies are incorporated in other areas. Hips, you can see as well on the extremities area, a total ankle replacement that we launched within the last couple of operating periods. We’re doing well with that. It incorporates Trabecular Metal and Vivacit-E for bearing surface. And then as you continue around clockwise, you can see some of the other product categories including important adjacencies such as joint preservation and biologics. There we’ve had terrific success with early intervention technologies such as our Gel-One hyaluronic acid product. We’ve also had terrific success even more recently with our Knee Creations’ Subchondroplasty. And those are good examples of some of the things that we look to do within that window in the future time period.

The surgical portfolio is a part of our business that leverages our participation in the procedures and our existing relationships within that surgical suite and the hospital systems, in general, to bring in ancillary capital equipment and disposable products that help facilitate successful procedures within the musculoskeletal space. And we’ve had some nice successes in the last operating period or two, including our Transposal Fluid Waste Management System that you see in the lower right-hand corner of this slide. So it’s a very broad portfolio. And I’ll talk more in the context to the Biomet combination about some of the things that will strengthen even within this portfolio upon closing that deal.

Let me lay out the foundational set of value creation strategies. And they really come in three core pillars. Sustainable growth, that obviously has a lot to do with our innovation pipeline and has a lot to do with our commercialization strategies, operational excellence, and then finally disciplined capital allocation. These are strategies that have developed and been refined over the last many years. We’ve done this quite successfully. And as I frame out some of these strategies and the benefits that we derived from deploying them, you can understand the interconnectivity relative to the Biomet combination. Again, how that combination allows us to enhance and even accelerate the execution of these strategies. They are fundamentally designed to drive operating margin expansion, accelerated earnings per share growth. You saw that statistic, which is a strong statistic over the last five years, and improve returns on our invested capital fundamentally.

So let’s take a look at each of these. On the sustainable growth front, it’s pretty clear that our customers are consolidating. The demographics that are the underpinnings for our growth within this market are unmistakable. The aging patient populations, the sedentary lifestyles, rising obesity rates and as well in the emerging market context, a very low procedure or penetration rates for these procedures that have proven success.

So as we look forward, the key is going to be to help our customers with deeper and deeper partnerships, address the need that they have to bring about even higher quality results in the delivery of the healthcare in the musculoskeletal space and to do that very cost efficiently. And I think that the combination of our innovation pipeline, our distribution channel, and ultimately, the combination with Biomet is going to enhance our ability to be that single solution provider.

I’ve mentioned some of our thematic development under personalized solutions. Again, our interest is to be a broad provider across all the anatomical sites in the musculoskeletal space, but as well to be very deep at any point that you might plot, whether it’s early disease state or late disease state. And the only real solution for large joints and advanced stage osteoarthritis is the joint replacements. Fortunately, these procedures are very successful. But we want to be the solution provider to that physician irrespective of whether that patient presents early stage or late stage in disease, irrespective of what the anatomical site of that issue is for the particular patient.

As it relates to emerging markets, we have a great foundation, largely leadership positions across all the important emerging markets. Within the company, we’ve been operating within these markets for many, many years. Typically, we’ll grow these businesses within the key prioritized emerging markets at mid-teens to even upper-teens quarter-after-quarter. It’s a relatively small base of the overall market, say, 8% to 10%, but growing at a very rapid rate. And we have some great strategies that we’ve been deploying to successfully expand our presence in those markets and believe that, for the balance of the decade, that will be a growth enhancer for us.

Let’s take a look at the next pillar, operational excellence. This has been a set of initiatives that have helped us drive improvement in our sales, general and administrative expense ratio. It also has been the funding source for many of the strategic initiatives on the growth front, including research and development and building out sales channels specific to sub-specialties. And you can see that over the course of the last several years, we have been successfully generating a run rate of $290 million. Our goal stated sometime back was to achieve a $400 million run rate in savings by the end of 2016 and we’re very much on pace to do so.

It includes – these initiatives include foundational work that we’re doing on our quality management systems, a big effort, but that really creates the platform for operational excellence on the manufacturing front, for instance, and smarter and more efficient management of our working capital in the context of instruments and inventory as well.

We’ve had great success on the strategic sourcing front. Globally, we looked to consolidate our purchasing power. We built out a skill set and put the IT systems in place to drive those initiatives. It’s been very, very successful. It continues to provide opportunity for the company and it will also provide opportunities for the combined entity upon closing the Biomet combination.

So, finally, sound capital management has been an area of emphasis for us. We’ve been very disciplined about the redeployment of the cash that we generate, whether it’s in the context of mergers and acquisitions, or other external development opportunities. Similarly, very disciplined about capital expenditures, investments in instruments, investments in property, plant and equipment, and are vigilant around our returns on invested capital, which has obviously helped us generate that $1.1 billion in cash flow that you saw in the earlier slide.

We’ve maintained a very strong balance sheet and we also are strongly committed to returning cash to our stockholders. We’ve done so through our ongoing dividend program and we’ve had a significant share repurchase program that is now held in abeyance in light of the Biomet combination.

I’ll pivot over to that combination and talk to you about some of the benefits. So the transaction overview, this is a $13.35 billion transaction. We expect to close here this quarter. We announced the deal back in April of 2014 and part of the proceeds will be financed by debt. We expect fully to maintain an investment grade rating and look to very quickly begin to deleverage the combined entity upon closing the deal.

Let’s take a look at the numbers here. This is a big picture view of the marketplace. And as you can see upon consummating this transaction, we will create the leading pure play musculoskeletal company, pro forma revenues of $7.8 billion. It ought to be quite apparent that we’re going to have a comprehensive portfolio as it relates to knees and hips with the technologies that exist within each of the company’s portfolios today.

But I will tell you that as importantly to us, it creates some incredible scale opportunities across the other product categories. So extremities, spine, dental, trauma, and even to a degree, surgical. It shores up our sports medicine offering. There are some great cross-sell opportunities in that context that I’ll highlight. So we’re very, very excited about the potential of this combination.

Let me frame out a bit of the strategy here. If you take a look at the strength of these product portfolios for each of Biomet and Zimmer, there are some terrific complementary aspects, when you bring them together. Similarly, there are complementary aspects of the distribution channel across the globe. And when you pull those together, the cross-sell opportunities to take a product that may have been a gap in one or the other company’s portfolio today and leverage a strong aspect of the sales and distribution channel to cross-sell that is immediate offense for us.

So this is going to be a huge jump-start to what either company would have had by the way of new product introductions effectively at the point of the close. It also puts us in a position to leverage the smaller businesses, as I mentioned. And that includes reinvestments in research and development, which I’ll cover in just a moment, but it also includes building out specialized sales forces. Each of these entities has historically, generally been focused on total joint replacement – knees and hips – as it relates to the distribution channel.

The breadth of the portfolio will put us in a position to make appropriate, intelligent investments to leverage some of those smaller product categories by selling directly to the sub-specialists that serve those markets and provide those solutions to patients. So that’s a big opportunity. And I mentioned the consolidation of our customer base, and look, at the end of the day the success we’ve had with our strategic sourcing initiatives is the same type of conversation that our customers want to have with us.

If you take a look at the R&D spend, you can see that back in 2013, Zimmer spent $204 million, Biomet about $156 million. We look to maintain this level of the investment post-closing of the transaction. And it puts us in a position to accelerate our investments in some of the high growth opportunities and address currently unmet clinical needs in our R&D pipeline. So that will be very beneficial.

The company has a great record of success as it relates to integrations all the way back to the 2003 integration of Centerpulse, which was a very transformative deal for Zimmer. You can see some of the other acquisitions; various sizes across the last decade plus, but I would also tell you that the Biomet leadership team and management have great experience and a very successful track record of all sorts of different external development projects that they’ve undertaken over time.

And a mantra that we followed in designing the integration plans is we’re drawing from the best of both companies, the best people, the best processes, the best technologies, the best surgeon relationship for future innovations. And that puts us in a wonderful position to make this a new beginning to truly create an entity that is designed for future success within the markets that we serve.

We set up an integration steering committee, an integration management office and ultimately have named the management team that will run the company upon closing the transaction with equal representation from both Biomet and Zimmer that served us very, very well to-date. The energy and collaboration has been excellent. The professionalism of the leaders on both sides has been excellent. And I think it really validates and confirms the opportunity that’s out there, because these individuals see it. They want to be part of it and they’re doing a great job of helping us design the right integration plans that will help us move into the execution mode immediately upon closing.

So, to finish up, I just want to lay out in a very obvious way our priorities relative to the Biomet combination are quite straightforward. In the initial period, say, the first two or three operating years post-closing, we’re going to work very hard to maintain seamless customer support, retain the talent of each of these organizations, leverage that talent and then deliver on our commercial, operational and financial synergies that the deal provides. But as I said, we see this as a bigger opportunity to sustain that growth and continue to create value even beyond those initial integration years through heavy reinvestment in research and development, leveraging the talents, capabilities, technologies, customer relationships of both companies and it’ll put us in a position to accelerate our growth as we work through the integration.

If you look at what we’ve done over the last several years, you can see that we’ve had a very consistent, but also, successful three set of value creation drivers, growth, operational excellence and capital allocation. The Biomet combination isn’t only consistent with those three value creation drivers, it puts us in a position and that combination and our integration plan is designed to enhance and accelerate the execution of those initiatives.

So we’re very, very excited about the future of our company and we look to continue to exploit the advantages that we’re going to have on a combined basis to provide a great value proposition for patients, for providers and for healthcare systems across the globe, while continuing to generate excellent returns for our stockholders.

I look forward to taking your questions next door, and again, appreciate your attention and your interest in Zimmer this morning. Have a great day.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “assumes,” “guides,” “targets,” “forecasts,” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger between Zimmer and LVB Acquisition, Inc. (“LVB”), the parent company of Biomet, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Zimmer’s management and are subject to significant risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to: the possibility that the anticipated synergies and other benefits from the proposed merger of Zimmer and LVB will not be realized, or will not be realized within the expected time periods; the inability to obtain regulatory approvals of the merger (including the approval of antitrust authorities necessary to complete the transaction) on the terms desired or anticipated; the timing of such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that a condition to closing the transaction may not be satisfied on a timely basis or at all; the risk that the proposed transaction fails to close for any other reason; the risks and uncertainties related to Zimmer’s ability to successfully integrate the operations, products and employees of Zimmer and Biomet; the effect of the potential disruption of management’s attention from ongoing business operations due to the pending merger; the effect of the announcement of the proposed merger on Zimmer’s and Biomet’s relationships with their respective customers, vendors and lenders and on their respective operating results and businesses generally; risks relating to the value of the Zimmer shares to be issued in the transaction; access to available financing (including financing for the acquisition or refinancing of Zimmer’s or Biomet’s debt) on reasonable terms, including the risk that any condition to the closing of the financing committed for the proposed merger and refinancing of Zimmer’s debt is not satisfied; the outcome of any legal proceedings related to the proposed merger; the risks and uncertainties normally incidental to the orthopaedic industry, including price and product competition; the success of the companies’ quality and operational excellence initiatives; changes in customer demand for Zimmer’s or Biomet’s products and services caused by demographic changes or other factors; the impact of healthcare reform measures, including the impact of the U.S. excise tax on medical devices; reductions in reimbursement levels by third-party payors and cost containment efforts of healthcare purchasing organizations; dependence on new product development, technological advances and innovation; shifts in the product category or regional sales mix of Zimmer’s or Biomet’s products and services; supply and prices of raw materials and products; control of costs and expenses; the ability to obtain and maintain adequate intellectual property protection; the ability to form and implement alliances; challenges relating to changes in and compliance with governmental laws and regulations, including regulations of the U.S. Food and Drug Administration (the “FDA”) and foreign government regulators, such as more stringent requirements for regulatory clearance of products; the ability to remediate matters identified in any inspectional observations or warning letters issued by the FDA; changes in tax obligations arising from tax reform measures or examinations by tax authorities; product liability and intellectual property litigation losses; the ability to retain the independent agents and distributors who market Zimmer’s and Biomet’s products; dependence on a limited number of suppliers for key raw materials and outsourced activities; changes in general industry and market conditions, including domestic and international growth rates and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations; and the impact of the ongoing economic uncertainty affecting countries in the Euro zone on the ability to collect accounts receivable in affected countries. For a further list and description of such risks and uncertainties, see Zimmer’s periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”). Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.zimmer.com or on request from Zimmer. Zimmer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be set forth in its periodic reports. Readers of this communication are cautioned not to place undue reliance on these forward-looking statements, since, while management believes the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this communication.

Additional Information and Where to Find It

Zimmer filed with the SEC, and the SEC declared effective on September 29, 2014, a registration statement on Form S-4 that includes a consent solicitation statement of LVB that also constitutes a prospectus of Zimmer. INVESTORS AND SECURITYHOLDERS OF LVB ARE URGED TO READ THE CONSENT SOLICITATION/PROSPECTUS AND OTHER FILINGS MADE WITH THE SEC IN CONNECTION WITH THE MERGER CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The registration statement and consent solicitation statement/prospectus and other documents filed by Zimmer with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov or from Zimmer at www.zimmer.com. You may also read and copy any reports, statements and other information filed by Zimmer, LVB and Biomet with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. Certain executive officers and directors of LVB have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.